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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      INTERNATIONAL NURSING SERVICES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   460093404
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                                 (CUSIP Number)

                                 David Klugman
                    701 North Lake Drive, Lakewood, NJ 08701
                                  908-905-9206
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 20, 1997
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                   Schedule 13D

CUSIP No. 460093404                    13D                    Page 2 of 6 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Klugman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           U.S.A.

                  7.       SOLE VOTING POWER
   NUMBER OF               -0-
    SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                -0-
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               254,000

                  10.      SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           254,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.36%

14.      TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                                   Schedule 13D

CUSIP No. 460093404                    13D                    Page 3 of 6 Pages
          ---------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Klugman Money Purchase Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York

                  7.       SOLE VOTING POWER
   NUMBER OF               -0-
    SHARES
 BENEFICIALLY     8.       SHARED VOTING POWER
   OWNED BY                -0-
     EACH
  REPORTING       9.       SOLE DISPOSITIVE POWER
 PERSON WITH               140,000

                  10.      SHARED DISPOSITIVE POWER
                           -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           140,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.88%

14.      TYPE OF REPORTING PERSON*
                           EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                              Page 4 of 6 Pages

         This statement constitutes Amendment No. 2 to the statement on
Schedule 13D filed with the Securities and Exchange Commission on August 27, 1996 (the "Original Statement"), of the David Klugman Money Purchase Plan (the "Plan") and David Klugman (collectively, the "Reporting Persons"), filing jointly. All defined terms hereunder have the meanings set forth in the Original Statement, as amended. This Amendment No. 2 is being filed to correct the date of event appearing on the cover page of Amendment No. 1, which was filed on January 21, 1997. Amendment No. 1 incorrectly indicates the date of event as July 18, 1996. The correct date is January 7, 1997. This Amendment No. 2 also reflects certain material changes in the information set forth in the Original Statement, as amended, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of the date hereof. The table assumes that the Conversion Price of the Preferred Stock is $1.00 per share. The table assumes further that all Preferred Stock and Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 7,314,356 prior to such conversion and exercise.

                           Number of Shares          Percentage of
Name                       Beneficially Owned        Outstanding Shares
----                       ------------------        ------------------

David Klugman Money
Purchase Plan (1)          140,000                   1.88%

David Klugman (2)          254,000                   3.36%

(1) Consists of 60,000 shares issuable upon conversion of Preferred Stock and 80,000 shares issuable upon exercise of Warrants.

(2) Consists of 110,000 shares issuable upon conversion of Preferred Stock and 144,000 shares issuable upon exercise of Warrants. Does not include shares and Warrants owned by the Plan.

Together, Mr. Klugman and the Plan would own 5.11%.

         (c) On January 16, 1997, Mr. Klugman converted 1 share of Preferred Stock, including all accrued dividends, into 9,910 shares of Common Stock, at a conversion price of $1.06 per share. On February 18, 1997, Mr. Klugman transferred 100,000 finders fee

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                                                              Page 5 of 6 Pages

warrants to an unrelated third party, without consideration.

         The following sale transactions were effected by Mr. Klugman during the past sixty days:

                  Purchase or
Date                  Sale                  Amount            Price per Share
----              -----------               ------            ---------------
01/20/97          Sale                         100                  1.5625
01/20/97          Sale                       4,233                  1.50
01/21/97          Sale                       1,167                  1.46875
01/24/97          Sale                       1,000                  1.1875
01/24/97          Sale                       1,500                  1.25
02/03/97          Sale                       1,910                  1.25

         The following sale transactions were effected by the Plan during the past sixty days:

                  Purchase or
Date                  Sale                  Amount            Price per Share
----              -----------               ------            ---------------
01/16/97          Sale                      5,000                   1.50
01/16/97          Sale                      2,500                   1.53125
01/16/97          Sale                      2,500                   1.46875
01/21/97          Sale                      2,065                   1.53125


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                                                              Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 1997

                                          DAVID KLUGMAN MONEY PUURCHASE PLAN

                                          By:    /s/
                                             ---------------------------------
                                          Title: Trustee

                                           /s/
                                          ------------------------------------
                                          David Klugman